EXHIBIT 7
Industry Guide 3 — Return on Equity and Assets Ratios

	2007	2006	2005

Return on Assets	0.92%	0.90%	0.73%
Return on Equity	24.3%	23.2%	18.3%
Dividend Payout Ratio	43%	40%	44%
Equity to Assets Ratio	4.04%	4.07%	4.16%

(1)	Where applicable, ratios are calculated using methods intended to approximate the average of the daily balances for the period.